Fundrise Growth Tech Fund, LLC SC TO-I/A

Exhibit 107

CALCULATION OF FILING FEE TABLE

Table 1 – Transaction Valuation

	Transaction Valuation		Fee Rate	Amount of Filing Fee
Fees to be Paid	—		0.015310%	—
Fees Previously Paid	$12,063,544.66	(a)		$1,846.93	(a)
Total Transaction Valuation	$3,510,094.22	(b)
Total Fees Due for Filing				$537.40	(b)(c)
Total Fees Previously Paid				$1,846.93	(c)
Total Fee Offsets				—
Net Fee Due				$0

(a) The transaction value is calculated as the aggregate maximum value of Shares being purchased. A fee of $1,846.93 was paid in connection with the filing of the Schedule TO-I by Fundrise Growth Tech Fund, LLC (the “Fund”) (File No. 005-93831) on May 29, 2025 (the “Schedule TO”), which filing fee amount was based on the aggregate maximum purchase price for common shares of beneficial interest being offered to be purchased pursuant to the tender offer, based upon the estimated net asset value per common share as of May 28, 2025. This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(b) Calculated as the aggregate maximum purchase price for common shares of beneficial interest tendered (279,466.10) based upon the net asset value per common share as of July 1, 2025 ($12.56).

(c) Calculated as $153.10 per $1,000,000 of the Transaction Valuation.